UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Head, Christopher A
   2732 Transit Road


   Buffalo, NY 14224
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
-----------------------------------------------------------------------------
1)Title of Security                        2)Trans-    3.Trans- 4.Securities
                                           action      action   or Disposed of
                                           Date        Code
                                           (Month/
                                           Day/Year)   Code V   Amount
------------------------------------------------------------------------------
Common Stock                               04/03/98    M        7,000.00
Common Stock                               04/03/98    F        2,459.00
Common Stock                               04/03/98    S        4,023.00
---------------------------------------------------
Acquired(A)      5)Amount of    6)  7)Nature of
of (D)            Securities         Indirect
  A               Beneficially   D   Beneficial
  or              Owned at       or  Ownership
  D  Price        End of Month   I
---------------------------------------------------
  A  $3.2500                     D  Direct
  D  $9.2500                     D  Direct
  D  $9.2500      10,725.00      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
---------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-
Security                       or Exercise     action         action
                               Price of        Date           Code
                               Derivative
                               Security                       Code  V
------------------------------------------------------------------------
Incentive Stock Option (right  $3.2500         04/03/98       M
to buy)

 5)Number of Derivative            6)Date Exercisable and
 Securities Acquired (A)           Expiration Date
 or Disposed of (D)

 A                D                Exercisable  Expiration
-------------------------------------------------------------
                  7,000.00         04/14/90     04/14/99


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)
-------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
-----------------------------------------------------------------------
Incentive Stock Option (right  04/03/98  Common Stock
to buy)

               8)Price     9)Number of   10) 11)Nature of
               of Deri-    Derivative        Indirect
               vative      Securities    D   Beneficial
 Amount or     Security    Beneficially  or  Ownership
 Number of                 Owned at      I
 Shares                    End of Month
-------------------------------------------------------------
 7,000.00                  4,250.00      D   Direct

Explanation of Responses:

Amount of securities beneficially owned at end of month includes shares acquired under the Comptek Employee Stock Purchase Plan (a
Section 423 of the Internal Revenue Code Plan) and exempt from
Section 16(b).

SIGNATURE OF REPORTING PERSON
/S/ Head, Christopher A
DATE